SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              WELLS FINANCIAL CORP.
                      -------------------------------------
                            (Name of Subject Company)

                              WELLS FINANCIAL CORP.
                      -------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   949759 10 4
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                        Mr. Lonnie R. Trasamar President
                           and Chief Executive Officer
                 53 First Street, S.W., Wells, Minnesota, 56097
                                 (507) 553-3151
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                                                AMOUNT OF
VALUATION*: $4,725,000                                     FILING FEE: $945
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase 150,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $31.50 per share in cash.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     Amount Previously Paid:    _________.     Filing Party: __________.
     Form or Registration No.:  _________.     Date Filed:   __________.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Wells Financial Corp., a Minnesota corporation, to purchase up to 150,000 shares of its common stock, par value $0.10 per share. Wells Financial Corp. is offering to purchase these shares at a price not greater than $31.50 nor less than $29.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Wells Financial Corp.'s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the section captioned "Summary" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the issuer of the securities to which this Schedule TO relates is Wells Financial Corp., a Minnesota corporation (the "Corporation"), and the address of its principal executive office and its mailing address is 53 First Street, S.W., Wells, Minnesota 56097. The telephone number of its principal executive offices is (507) 553-3151.

     (b) Securities. This Schedule TO relates to the offer by the Corporation to purchase up to 150,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.10 per share (the "Shares"), 1,162,651 of which Shares were issued and outstanding as of September 22, 2004.

     (c) Trading Market and Price. The information set forth in the Offer to Purchase under the captions "Summary" and "The Offer - 7. Price Range of Shares; Dividends" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Offer to Purchase under the caption "The Offer - 7. Price Range of Shares; Dividends" is incorporated herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. During the quarter ended June 30, 2004, the Company repurchased 1,725 shares of its common stock for prices ranging from $24.10 to $25.24 per share, resulting in an average price per share paid of $24.88. In addition, during the quarter ended December 31, 2002, the Company repurchased 80,000 shares of its common stock for $20.00 per share.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The Corporation is the only filing person. The information set forth under Item 2(a) above is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Corporation is incorporated herein by reference.

     (b) Business and Background of Entities. The Corporation is the parent company for Wells Federal Bank fsb. The Corporation was formed as a Minnesota corporation in December 1994 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership. The Corporation acquired all of the capital stock issued by the Bank upon its conversion. In April 1995, the Bank completed its conversion in connection with a $10.58 million initial public offering of common stock of Wells Financial. The Corporation is a unitary savings and loan holding company and, under existing laws, generally are not restricted in the types of business activities in which we may engage provided that the Bank retains a specified amount of its assets in housing- related investments. At the present time, the Corporation conducts no significant business or operations of our own other than holding all of the outstanding stock of the Bank and investing its portion of the net proceeds obtained in the conversion.

          The Bank attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and fund loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area. The Bank also makes commercial and agricultural real estate loans, commercial loans, home equity loans, loans secured by deposits, automobile loans and personal loans and invests in municipal obligations, mortgage-backed securities, and other investments.

          The Corporation has not been convicted in any criminal proceeding during the last five years. The Corporation has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws.

     (c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Corporation is incorporated herein by reference.


ITEM 4.   TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
          "Summary," "Special Factors - 8. Federal Income Tax Consequences," "The Offer - 1. Number of Shares; Price; Priority of Purchase," "The Offer - 2. Procedures for Tendering Shares," "The Offer - 3. Withdrawal Rights," "The Offer - 4. Purchase of Shares and Payment of Purchase Price," "The Offer - 5. Conditional Tender Procedures," "The Offer - 6. Conditions of Our Offer," and "The Offer - 12. Extension of Our Offer; Termination; Amendment."

     (b) Purchases. The information set forth in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     (c) Different Terms. The information set forth at "The Offer - 1. Number of Shares; Price; Priority of Purchase" is incorporated by reference herein.

     (d)  Appraisal Rights. Appraisal rights are not available.

     (e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Corporation.

     (f) Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.


ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)  Transactions. Not applicable.

     (b)  Significant Corporate Events. Not applicable.

     (c)  Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the caption "Special Factors
          - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

     (c)  Plans.

          1. The information set forth in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer," "Special Factors - 2. Purposes of and Reasons for the Offer" and "Special Factors - 5. Our Plans After the Offer" is incorporated herein by reference.

          2. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries.

          3. The information set forth in the Offer to Purchase under the captions "Summary," "Special Factors - 2. Purposes of and Reasons for the Offer," "Special Factors - 5. Our Plans After the Offer," "Special Factors - 6. Effects of the Offer" and "The Offer-14. The Reverse Stock Split" are incorporated herein by reference. There are no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness of the Corporation.

          4. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any change in the present board of directors or management of the Corporation.

          5. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any other material change in the Corporation's corporate structure or business.

          6. The information set forth in the Offer to Purchase under the caption "The Offer - 10. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act" is incorporated herein by reference.

          7. The information set forth in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer," "Special Factors - 2. Purposes of and Reasons for the Offer" and "Special Factors - 5. Our Plans After the Offer" is incorporated herein by reference.

          8. The information set forth in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer," "Special Factors - 2. Purposes of and Reasons for the Offer" and "Special Factors - 5. Our Plans After the Offer" is incorporated herein by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "The Offer - 8. Source and Amount of Funds" is incorporated herein by reference.

     (b) Conditions. There are no conditions to the financing discussed in response to paragraph (a) of this Item 7. There are no alternative financing arrangements or alternative financing plans.

     (c) Expenses. The information set forth in the Offer to Purchase under the caption "The Offer - 13. Fees and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds. No part of the funds required for the Offer is expected to be borrowed.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in Schedule I to the Offer to Purchase regarding the beneficial ownership of directors and executive officers of the Corporation is incorporated herein by reference.

     (b) Securities Transactions. The information contained in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "The Offer - 13. Fees and Expenses" is incorporated herein by reference.

     (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption "The Offer - 13. Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a)  Financial Information.

          (1) The audited financial statements for the Corporation for the fiscal years ended December 31, 2003 and 2002 are incorporated herein by reference to Exhibit 13 of the Corporation's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

          (2) The unaudited financial statements for the Corporation included in Part I, Item I of the Corporation's Form 10-QSB for the quarter ended June 30, 2004 are incorporated herein by reference.

          (3) Ratio of Earnings to Fixed Charges. Not applicable. There are no securities being registered.

          (4) Book Value. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

     (b)  Pro Forma Information.

          (1) Pro Forma Balance Sheet at June 30, 2004 and December 31, 2003. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

          (2) Pro Forma Statement of Income and Earnings Per Share for the Year Ended December 31, 2003 and for the Six Months Ended June 30, 2004. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

          (3) Pro Forma Book Value Per Share at June 30, 2004 and December 31, 2003. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)  Agreements,   Regulatory  Requirements  and  Legal  Proceedings.   Not
          applicable.

     (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase, dated September 28, 2004.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Letter to Stockholders of the Corporation, dated September 28, 2004, from Lonnie R. Trasamar, President and Chief Executive Officer.

     (a)(8) Text of Press Release issued by the Corporation, dated September 28, 2004.

     (b)    Not applicable.

     (c)(1) Opinion of Financial  Advisor,  incorporated by reference to Exhibit
            (a)(1), attached at Exhibit I thereto.

     (c)(2) Tender Offer Valuation Analysis of Capital Resources Group, Inc. dated September 21, 2004.

     (d)    Not applicable.

     (g)    Not applicable.

     (h)    Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information contained in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

     (b) Alternatives. The information contained in the Offer to Purchase under the captions "Special Factors - 1 . Background of the Offer" and
          "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

     (c) Reasons. The information contained in the Offer to Purchase under the captions "Special Factors - 1 . Background of the Offer" and "Special Factors - 2 Purposes of and Reasons for the Offer" is incorporated herein by reference.

     (d) Effects. The information contained in the Offer to Purchase under the captions "Special Factors - 6. Certain Effects of the Offer," "Special Factors - 8. Federal Income Tax Consequences," "The Offer - 9. Information About Us and the Shares" and "The Offer - 10. Effects of Our Offer on the Market for Our Shares; Registration Under the Exchange Act" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF TRANSACTION.

     (a) Fairness. The information contained in the Offer to Purchase under the caption "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information contained in the Offer to Purchase under the captions "Special Factors - 3. Fairness of the Offer" and "Special Factors - 4. Fairness Opinion" is incorporated herein by reference.

     (c)  Approval of Security Holders. Not applicable.

     (d)  Unaffiliated Representative. Not applicable.

     (e) Approval of Directors. The information contained in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer," "Special Factors - 2. Purposes of and Reasons for the Offer" and "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

     (f)  Other Offers. Not applicable.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer" and "Special Factors - 4. Fairness Opinion" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer" and "Special Factors -
          4. Fairness Opinion" is incorporated herein by reference.

     (c) Availability of Documents. Not applicable. Opinion has been included as Exhibit I to the Offer to Purchase.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     (e) Recommendations of Others. The information contained in the Offer to Purchase under "Special Factors - 1. Background of the Offer" is incorporated herein by reference.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2004.


                                     WELLS FINANCIAL CORP.



                                     By: /s/Lonnie R. Trasamar
                                         --------------------------------------
                                         Lonnie R. Trasamar
                                         President and Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.                Description
----------                 -----------
(a)(1)                     Offer to Purchase, dated September 28, 2004.

(a)(2)                     Letter of Transmittal.

(a)(3)                     Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(6)                     Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.

(a)(7)                     Letter  to  Stockholders  of the  Corporation,  dated
                           September   28,  2004,   from  Lonnie  R.   Trasamar,
                           President and Chief Executive Officer.

(a)(8) Text of Press Release issued by the Corporation, dated September 28, 2004.

(c)(1)                     Opinion  of  Financial   Advisor,   incorporated   by
                           reference to Exhibit (a)(1), attached at Exhibit I thereto.

(c)(2) Tender Offer Valuation Analysis of Capital Resources Group, Inc. dated September 21, 2004.